# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BBB FOODS INC, CIK 0001978954
CUSIP: G0896C103
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: Rio Danubio 51, Piso 2, MIGUEL HIDALGO, Mexico City, Mexico (O5), 06500
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000943663-24-000258
Filed by CIK 0002044225

## Reporting persons
- QS Management Ltd.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,525,261; sole dispositive power 0; shared dispositive power 21,525,261; aggregate amount beneficially owned 21,525,261 (35.7% of the class)
  Comment: Items 6 and 8: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.
  
  Item 11: Based on (x) 38,709,677 of the Issuer's Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed on April 30, 2024, plus (y) 21,525,261 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- QS 3B, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- QS BBB Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- QS T3B Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- QS 3B Aggregator Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,525,261; sole dispositive power 0; shared dispositive power 21,525,261; aggregate amount beneficially owned 21,525,261 (35.7% of the class)
  Comment: Items 6 and 8: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.
  
  Item 11: Based on (x) 38,709,677 of the Issuer's Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed on April 30, 2024, plus (y) 21,525,261 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- QS Direct SI 2 S.C.A., SICAR, in liquidation: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 508,716; sole dispositive power 0; shared dispositive power 508,716; aggregate amount beneficially owned 508,716 (1.3% of the class)
  Comment: Items 6 and 8: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.
  
  Item 11: Based on (x) 38,709,677 of the Issuer's Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed on April 30, 2024, plus (y) 508,716 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- QS Direct SI 2: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 508,716; sole dispositive power 0; shared dispositive power 508,716; aggregate amount beneficially owned 508,716 (1.3% of the class)
  Comment: Items 6 and 8: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.
  
  Item 11: Based on (x) 38,709,677 of the Issuer's Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed on April 30, 2024, plus (y) 508,716 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- Quilvest Capital Partners SA: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,033,977; sole dispositive power 0; shared dispositive power 22,033,977; aggregate amount beneficially owned 22,033,977 (36.3% of the class)
  Comment: Items 6 and 8: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.
  
  Item 11: Based on (x) 38,709,677 of the Issuer's Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed on April 30, 2024, plus (y) 22,033,977 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- QS Finance Ltd.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BC PRIVATE EQUITY: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bemberg Capital: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,033,977; sole dispositive power 0; shared dispositive power 22,033,977; aggregate amount beneficially owned 22,033,977 (36.3% of the class)
  Comment: Items 6 and 8: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.
  
  Item 11: Based on (x) 38,709,677 of the Issuer's Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed on April 30, 2024, plus (y) 22,033,977 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

## Item 1. Issuer
Name of issuer: BBB FOODS INC
Address of issuer's principal executive offices: Rio Danubio 51, Piso 2, MIGUEL HIDALGO, Mexico City, Mexico, 06500

## Item 2. Person Filing
Name of person filing:
QS Management Ltd.
Craigmuir Chambers, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

QS 3B, Inc.
Craigmuir Chambers, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

QS BBB Inc.
Craigmuir Chambers, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

QS T3B, Inc.
Craigmuir Chambers, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

QS 3B Aggregator Inc.
Craigmuir Chambers, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

QS Direct SI 2 SCA SICAR, in liquidation
22, rue des Bruyeres
L - 1274 Howald
Citizenship: Luxembourg

QS Direct SI 2
22, rue des Bruyeres
L - 1274 Howald
Citizenship: Luxembourg

Quilvest Capital Partners SA
9 allee Scheffer, L-2520 Luxembourg
Citizenship: Luxembourg

QS Finance Ltd.
Craigmuir Chambers, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

BC PRIVATE EQUITY (previously named BC Europe)
9 allee Scheffer, L-2520 Luxembourg
Citizenship: Luxembourg

Bemberg Capital
9 allee Scheffer, L-2520 Luxembourg
Citizenship: Luxembourg
Address of principal business office or, if none, residence: See Item 2(a) above.
Citizenship: See Item 2(a) above

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(a) Amount Beneficially Owned:

As of the close of business on December 31, 2024, the reporting persons beneficially owned an aggregate of 22,033,977 of the Issuer's Class C Common Shares, par value $0.01 per share ("Class C Common Shares"). Each of the Issuer's Class C Common Shares is automatically convertible, under certain circumstances, into one of the Issuer's Class A Common Shares. Specifically, as of the close of business on December 31, 2024:

(i) QS 3B, Inc., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS 3B"), beneficially owned zero (0) of the Issuer's Class C Common Shares;

(ii) QS BBB Inc., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS BBB"), beneficially owned zero (0) of the Issuer's Class C Common Shares;

(iii) QS T3B, Inc., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS T3B"), beneficially owned zero (0) of the Issuer's Class C Common Shares;

(iv) QS 3B Aggregator Inc., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS 3B Aggregator"), beneficially owned 21,525,261 of the Issuer's Class C Common Shares; and

(v) QS Direct SI 2 S.C.A., SICAR, in liquidation, a Luxembourg investment company in risk capital in the form of a Societe en Commandite par Actions ("QSD"), beneficially owned 508,716 of the Issuer's Class C Common Shares.

QS Finance Ltd., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS Finance"), is the owner of all outstanding Class C shares of each of QS 3B, QS BBB and QS T3B and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B, QS BBB and QS T3B.

BC PRIVATE EQUITY (previously named BC Europe), a Luxembourg Societe Anonyme ("BPE"), is the owner of all outstanding shares of QS Finance and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B, QS BBB and QS T3B.

QS Management Ltd., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS Management"), is (1) the investment adviser to QS3B, QS BBB, QS T3B and QS 3B Aggregator, (2) the sole director of QS 3B Aggregator and (3) the owner of all outstanding Class M shares of QS 3B Aggregator, and may be deemed to have shared voting control and investment discretion over securities owned by QS3B, QS BBB, QS T3B and QS 3B Aggregator.

QS Direct SI 2, a Luxembourg Societe a responsabilite limitee ("QSD SI"), is the general partner and the liquidator of QSD and may be deemed to have shared voting control and investment discretion over securities owned by QSD.

Quilvest Capital Partners SA, a Luxembourg Societe Anonyme ("QCP SA"), is the owner of all outstanding shares of QS Management and QS Direct SI 2 and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B Aggregator and QSD.

Bemberg Capital, a Luxembourg Societe Anonyme ("Bemberg Capital"), is the owner of all outstanding shares of each of QCP SA and BPE and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B Aggregator and QSD.

The foregoing should not be construed in and of itself as an admission by QS Management, QSD SI, QCP SA, QS Finance, BPE or Bemberg Capital as to beneficial ownership of the securities owned by QS 3B, QS BBB, QS T3B, QS 3B Aggregator or QSD, as the case may be.
Percent of class:
As of the close of business on December 31, 2024, QS Management may be deemed to have beneficially owned 21,525,261 of the Issuer's Class A Common Shares or 35.7% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on December 31, 2024, QS 3B may be deemed to have beneficially owned zero (0) of the Issuer's Class A Common Shares or 0.0% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on December 31, 2024, QS BBB may be deemed to have beneficially owned zero (0) of the Issuer's Class A Common Shares or 0.0% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on December 31, 2024, QS T3B may be deemed to have beneficially owned zero (0) of the Issuer's Class A Common Shares or 0.0% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on December 31, 2024, QS Finance and BPE each may be deemed to have beneficially owned zero (0) of the Issuer's Class A Common Shares or 0.0% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on December 31, 2024, QS 3B Aggregator may be deemed to have beneficially owned 21,525,261 of the Issuer's Class A Common Shares or 35.7% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on December 31, 2024, QSD may be deemed to have beneficially owned 508,716 of the Issuer's Class A Common Shares or 1.3% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on December 31, 2024, QSD SI may be deemed to have beneficially owned 508,716 of the Issuer's Class A Common Shares or 1.3% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on December 31, 2024, QCP SA and Bemberg Capital each may be deemed to have beneficially owned 22,033,977 of the Issuer's Class A Common Shares or 36.3% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

The above percentages are based on (a) the number of the Issuer's Class C Common Shares beneficially owned by each reporting person, which are treated as converted into Class A Common Shares only for purposes of this calculation; divided by (b) (x) 38,709,677 of the Issuer's Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed on April 30, 2024, plus (y) the number of the Issuer's Class C Common Shares beneficially owned by such reporting person, which are treated as converted into Class A Common Shares only for purposes of this calculation.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: All shares beneficially owned by such person as described in Item 4(b) above
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: All shares beneficially owned by such person as described in Item 4(b) above

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit I

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of February 11, 2025, by and among QS Management Ltd., QS 3B, Inc., QS BBB Inc., QS T3B, Inc., QS 3B Aggregator Inc., QS Direct SI 2 S.C.A., SICAR, in liquidation, QS Direct SI 2, Quilvest Capital Partners SA, QS Finance Ltd., BC PRIVATE EQUITY and Bemberg Capital.

## Signatures
- QS Management Ltd.: /s/ Remi Masse, Remi Masse / Director (02/11/2025)
- QS Management Ltd.: /s/ Jean-Francois Le Ruyet, Jean-Francois Le Ruyet / Director (02/11/2025)
- QS 3B, Inc.: /s/ Remi Masse, Remi Masse / Director (02/11/2025)
- QS 3B, Inc.: /s/ Jean-Francois Le Ruyet, Jean-Francois Le Ruyet / Director (02/11/2025)
- QS BBB Inc.: /s/ Remi Masse, Remi Masse / Director (02/11/2025)
- QS BBB Inc.: /s/ Jean-Francois Le Ruyet, Jean-Francois Le Ruyet / Director (02/11/2025)
- QS T3B Inc.: /s/ Remi Masse, Remi Masse / Director (02/11/2025)
- QS T3B Inc.: /s/ Jean-Francois Le Ruyet, Jean-Francois Le Ruyet / Director (02/11/2025)
- QS 3B Aggregator Inc.: /s/ Remi Masse, Remi Masse / Director of QS Management Ltd. (02/11/2025)
- QS 3B Aggregator Inc.: /s/ Jean-Francois Le Ruyet, Jean-Francois Le Ruyet / Director of QS Management Ltd. (02/11/2025)
- QS Direct SI 2 S.C.A., SICAR, in liquidation: /s/ Rosalie Bacou, Rosalie Bacou / Permanent representative of QS Direct SI 2, itself acting as liquidator (02/11/2025)
- QS Direct SI 2: /s/ Rosalie Bacou, Rosalie Bacou / Manager (02/11/2025)
- Quilvest Capital Partners SA: /s/ Alexis Meffre, Alexis Meffre / CEO (02/11/2025)
- QS Finance Ltd.: /s/ Remi Masse, Remi Masse / Director (02/11/2025)
- QS Finance Ltd.: /s/ Jean-Francois Le Ruyet, Jean-Francois Le Ruyet / Director (02/11/2025)
- BC PRIVATE EQUITY: /s/ Adrien de Boisanger, Adrien de Boisanger / Director (02/11/2025)
- BC PRIVATE EQUITY: /s/ Olga Ovcharova, Olga Ovcharova / Director (02/11/2025)
- Bemberg Capital: /s/ Adrien de Boisanger, Adrien de Boisanger / Executive Chairman (02/11/2025)
Comment: On December 20, 2024, QS 3B, Inc., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS 3B"), QS BBB Inc., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS BBB"), and QS T3B, Inc., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS T3B") distributed an aggregate of 11,358,798 shares of Class C Common Stock to their limited partners, and all remaining shares of Class C Common Stock held by each such reporting person were transferred to QS 3B Aggregator Inc., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS 3B Aggregator"), an affiliate of each such reporting person, under common management with each of them and with the same ultimate beneficial owner. This Amendment No. 1 to Schedule 13G is being filed to report the number of shares that may be deemed to be beneficially owned by each reporting person as of December 31, 2024, the end of the calendar quarter in which the above-described transactions were effected. For the avoidance of doubt, subsequent to the date of filing of the initial Schedule 13G, no shares of Class C Common Stock were acquired by QS 3B Aggregator or any other reporting person other than through the above-described transactions.